SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) 29300006939

A Publicly Held Company

CALL NOTICE

ANNUAL GENERAL MEETING

OF APRIL 30, 2020

Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Annual General Meeting that will take place on April 30, 2020, at 10:30 a.m., at the Company’s principal place of business located at Rua Eteno, nº 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

1.               Resolve on the election of members of the Company’s Board of Directors and alternates;

2.               Resolve on the election of the Chairman and Vice Chairman of the Company’s Board of Directors;

3.               Resolve on the election of members of the Company’s Fiscal Council and their alternates; and

4.               Resolve on the annual and global compensation of the administrators and members of the Company’s Fiscal Council related to the fiscal year to end on December 31, 2020.

Given that until 12:00 pm on March 30, 2020, the Company and its auditors had not completed the work related to the Financial Statements for the fiscal year ended on December 31, 2019, the Company's management decided to send to the newspapers the call notice for the Annual General Meeting to resolve on the other matter subject to the Annual General Meeting as mentioned above and, as soon as such works for the conclusion of the referred Financial Statements are finalized, the Extraordinary General Meeting will be called to deliberate on the Management Report and the respective Management Accounts and Financial Statements for the fiscal year ended December 31, 2019.

Camaçari/BA, March 31, 2020.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

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General Information:

1. The Management Proposal (“Proposal”) encompassing all documentation related to the matters included in the Agenda, the  remote voting ballot (“Ballot”), the other documents provided for in CVM Ruling No. 481, of December 17, 2009, (“CVM Ruling 481”) (except with respect to the Financial Statements) and other relevant information for the exercise of voting rights in the Meeting, were made available to the Company’s shareholders on this date, as provided for in CVM Ruling 481, and can be accessed through the websites of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and of the Company (www.braskem-ri.com.br).

2. For the purposes of article 141 of the Corporations Law and of the CVM Ruling 165, of December 11, 1991, as well as article 4 of CVM Ruling 481, the minimum voting capital percentage to request the multiple vote system to elect the members of the Company’s Board of Directors is five percent (5%). However, adopting such voting system is not a possible scenario for the Company, considering that the number of outstanding common shares issued by the Company does not reach such quorum.

3. The Shareholder may participate in person or by proxy duly appointed, or through remote voting ballot. The detailed guidelines regarding the documentation required for remote voting are set forth in the Ballot. We describe below additional information on the participation in the Meeting:

(a) In Person or by Proxy: with a view to expediting the Meeting procedures, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, 120, 22º andar, City of São Paulo, State of São Paulo,  CEP 05501-050, at least 72 hours prior to the date scheduled for the Meeting: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, evidencing the ownership of the shares eight (8) days prior to the date scheduled for the Meeting; (ii) in case of representation of the Shareholder, a proxy duly compliant with the law, with grantor’s signature certified, notarization, consularization or apostille annotation (as the case may be) and sworn translation, together with the articles of incorporation, bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Management’s election if the Shareholder is a legal entity; and/or (iii) with respect to the Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. Shareholders or their legal representative must attend the Meeting with documents able to evidence their identity and must observe the provisions of the Management Proposal regarding the need to present additional documents to exercise specific rights. However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the Shareholders who attend the Meeting with the required documents may participate and vote, even if they have failed to deliver them in advance, as requested by the Company. The Company shall not accept proxies granted by Shareholders through electronic means.

(b) Remote Voting Ballot: the Company shall adopt the remote voting system pursuant to CVM Ruling 481, allowing its Shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company’s shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3º andar, in the City of São Paulo, CEP 04538-132, shareholders assistance through phone numbers 3003-9285 (capital and metropolitan areas); or 0800 7209285 (other locations), or yet by the email atendimentoescrituracao@itau-unibanco.com.br or through the website https://www.itau.com.br/investmentservices/assembleia-digital/; or (iii) directly to the Company, according to the instructions contained in the Company's Management Proposal and in item 12.2 of the Company’s Reference Form.

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4. As widely reported in the media, considering the recent updates of COVID-19 cases in Brazil, the Company strongly suggests that preference be given to the Ballot for purposes of attendance in the Meeting.

5. Based on the Health, Security and Environment (HSE) Standards in force at the Company’s headquarters, which set forth the guidelines to control the access and movement of people and vehicles in the indoor and outdoor areas of the headquarters, we kindly request the Shareholders, and also their legal representatives in the Meeting called herein, to arrive at least 30 minutes before the time such Meeting is scheduled to start, in order to ensure the training on the basic HSE instructions in force in the Company, which are available for consultation at its headquarters.

* * * *

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2020
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.